Exhibit 99.1

BTC Digital Ltd. Announces Closing of $6.0 Million Registered Direct Offering

SINGAPORE, JULY 16, 2025 (GLOBE NEWSWIRE) -- BTC Digital Ltd. (NASDAQ: BTCT) (the “Company”), a blockchain technology company, today announced the closing of the previously announced registered direct offering with institutional investors of approximately $6.0 million of the Company’s Ordinary Shares at a price of $3.00 per Ordinary Share. The offering consisted of the sale of 2,000,000 Ordinary Shares.

Aggregate gross proceeds to the Company were approximately $6.0 million before deducting fees to the placement agent and other expenses payable by the Company. The transaction closed on July 16, 2025. The Company expects to use the net proceeds from the offering, together with its existing cash, for the purchase of Ethereum.

Aegis Capital Corp. acted as exclusive placement agent for the offering. VCL Law LLP acted as U.S. counsel to the Company. AllBright Law Offices acted as PRC counsel to the Company. Conyers Dill & Pearman acted as Cayman counsel to the Company. Kaufman & Canoles, P.C. acted as counsel to Aegis Capital Corp.

The registered direct offering was made pursuant to an effective shelf registration statement on Form S-3 (No. 333-283367) previously filed with the U.S. Securities and Exchange Commission (SEC) and declared effective by the SEC on December 5, 2025. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Aegis Capital Corp., Attention: Syndicate Department, 1345 Avenue of the Americas, 27th floor, New York, NY 10105, by email at syndicate@aegiscap.com, or by telephone at +1 (212) 813-1010.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About BTC Digital Ltd.

BTC Digital Ltd.is a blockchain technology company, with a long-term strategy to create value across the metaverse, blockchain and cryptocurrency mining industry. The Company is committed to developing blockchain related businesses in North America, including cryptocurrency mining, mining farm construction, mining pool and data center operation, and miner accessories business.

For more information, please visit: https://btct.investorroom.com/

Forward-Looking Statements

The foregoing material may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, each as amended. Forward-looking statements include all statements that do not relate solely to historical or current facts, including without limitation statements regarding the Company’s product development and business prospects, and can be identified by the use of words such as “may,” “will,” “expect,” “project,” “estimate,” “anticipate,” “plan,” “believe,” “potential,” “should,” “continue” or the negative versions of those words or other comparable words. Forward-looking statements are not guarantees of future actions or performance. These forward-looking statements are based on information currently available to the Company and its current plans or expectations and are subject to a number of risks and uncertainties that could significantly affect current plans. Should one or more of these risks or uncertainties materialize, or the underlying assumptions prove incorrect, actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, performance, or achievements. Except as required by applicable law, including the security laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

For further information: For investor and media inquiries, please contact: ir@btct.us